Western Copper Corporation

Consolidated Financial Statements
September 30, 2006
(Unaudited - expressed in Canadian dollars)

Western Copper Corporation
Consolidated Balance Sheets (unaudited)

(expressed in Canadian dollars)

	September 30,	December 31,
	2006	2005
	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	37,938,011	-
Accounts receivable	55,810	-
Prepaid expenses	72,270	-
	38,066,091	-
PROPERTY AND EQUIPMENT (note 4)	107,105	109,327
MINERAL PROPERTIES (note 5)	4,523,514	4,423,514
	42,696,710	4,532,841

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	828,032	100,000

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (notes 3 and 6)	39,150,018	-
CONTRIBUTED SURPLUS (note 6)	21,353,610	22,002,077
DEFICIT	(18,634,950)	(17,569,236)
	41,868,678	4,432,841
	42,696,710	4,532,841

Commitments (note 9)
Subsequent event (note 13)

Approved by the Board of Directors
‘Robert J. Gayton’ Director	‘Klaus Zeitler’ Director

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Loss and Deficit (unaudited)

(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$

EXPLORATION & DEVELOPMENT
Carmacks	1,496,027	67,682	1,904,878	249,310

ADMINISTRATIVE EXPENSES
Accounting and legal	89,658	-	235,376	-
Office and administration	512,721	10,107	832,136	37,257
Promotion and travel	157,226	-	282,036	-
Regulatory and filing fees	23,286	-	168,852	-

	782,891	10,107	1,518,400	37,257

LOSS BEFORE OTHER ITEMS	2,278,918	77,789	3,423,278	286,567

OTHER ITEMS
Gain on sale of marketable securities (note 8)	(1,051,764)	-	(1,922,340)	-
Interest income	(309,131)	-	(426,032)	-
Foreign exchange	(9,652)	-	(9,192)	-

LOSS FOR THE PERIOD	908,371	77,789	1,065,714	286,567

DEFICIT – BEGINNING OF PERIOD	17,726,579	17,416,599	17,569,236	17,207,821

DEFICIT – END OF PERIOD	18,634,950	17,494,388	18,634,950	17,494,388

BASIC AND DILUTED LOSS PER
SHARE	0.02	-	0.02	-

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES
OUSTANDING (note 3)	49,578,283	-	49,503,980	-

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Cash Flow (unaudited)

(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the period	(908,371)	(77,789)	(1,065,714)	(286,567)

Items not affecting cash
Amortization	8,932	-	14,855	-
Stock-based compensation	328,877	-	548,130	-
Gain on marketable securities	(1,051,764)	-	(1,922,340)	-
	(713,955)	-	(1,359,355)	-

Change in non-cash working capital items
(note 12)	592,417	-	619,934	-

	(1,029,909)	(77,789)	(1,805,135)	(286,567)

FINANCING ACTIVITIES
Funding by Western Silver Corporation	-	163,351	267,829	528,646
Issue of Class A voting shares	-	-	1,000	-
Redemption of Class A voting shares	-	-	(1,000)	-
Exercise of stock options	316,800	-	511,280	-
Cash received from Western Silver pursuant to
the Plan of Arrangement (note 3)	6,094,839	-	36,887,238	-

	6,411,639	163,351	37,666,347	528,646

INVESTING ACTIVITIES
Acquisition of marketable securities	-	-	(848)	-
Proceeds from the sale of marketable securities	1,194,932	-	2,190,280	-
Mineral property expenditures	-	(22,384)	(100,000)	(167,777)
Net expenditures on property and equipment	-	(63,178)	(12,633)	(74,302)

	1,194,932	(85,562)	2,076,799	(242,079)

Increase in cash and cash equivalents	6,576,662	-	37,938,011	-

Cash and cash equivalents – Beginning of period	31,361,349	-	-	-

Cash and cash equivalents - End of period	37,938,011	-	37,938,011	-

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)

(expressed in Canadian dollars)

	Share Capital
				Contributed	Shareholders’
	Number of	Amount	Deficit	surplus	equity
	shares	$	$	$	$

Balance – December 31, 2005	-	-	(17,569,236)	22,002,077	4,432,841

Issue of Class A voting shares
(note 6)	100,000,000	1,000	-	-	1,000

Funding by Western Silver
Corporation	-	-	-	267,829	267,829

Pursuant to the Plan of
Arrangement – May 3, 2006
Redemption of Class A
voting shares (note 6)	(100,000,000)	(1,000)	-	-	(1,000)
Issue of common shares	49,246,413	-	-	-	-
Transfer of assets (note 3)	-	41,719,786	-	(4,545,474)	37,174,312
Stock options granted	-	(2,649,933)	-	2,649,933	-
Warrants granted	-	(1,195,886)	-	1,195,886	-

Exercise of stock options	581,000	511,280	-	-	511,280
Transfer of value on exercise of
stock options	-	764,771		(764,771)	-

Stock-based compensation	-	-	-	548,130	548,130

Loss for the period	-	-	(1,065,714)	-	(1,065,714)

Balance – September 30, 2006	49,827,413	39,150,018	(18,634,950)	21,353,610	41,868,678

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2006

(expressed in Canadian dollars)

1	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual financial statements of Western Copper Business as at, and for the year ended, December 31, 2005. These consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2005 audited annual financial statements of Western Copper Business.

2	Nature of operations

Western Copper Corporation (Western Copper or the Company) is an exploration stage company that is engaged directly in the exploration and development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of its mining properties, or to realize the carrying amount through a sale.

3	Plan of Arrangement – Glamis Gold Ltd./Western Silver Corporation

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (Western Silver). On May 3, 2006, Glamis Gold Ltd. (Glamis) acquired all the outstanding shares of Western Silver through a Plan of Arrangement. Each Western Silver shareholder received 0.688 of a Glamis common share and a share of Western Copper Corporation for each issued Western Silver share. As a result, Western Copper issued 49,246,413 common shares to Western Silver shareholders. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders. The year to date weighted average number of common shares outstanding has been calculated from May 3, 2006 onward.

As part of the agreement, Western Silver transferred to Western Copper its cash and cash equivalents, its marketable securities in-lieu of cash, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V, its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office.

Carrying value of assets transferred
pursuant to the Plan of Arrangement	$
Cash and cash equivalents	36,887,238
Marketable securities (note 8)	267,092
Prepaid expenses	19,982
Property and equipment	121,960
Mineral properties	4,423,514

41,719,786

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2006

(expressed in Canadian dollars)

Each Western Silver stock option holder received one stock option of Western Copper. Each Western Copper stock option has an exercise price of $0.88.

Also pursuant to the Plan of Arrangement, Western Copper issued warrants to Glamis Gold Ltd. (Glamis) providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. These warrants give Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrants are exercisable for a period of two years following the date of grant.

The fair value of the stock options and warrants included in contributed surplus:

$
Fair value of stock options granted	2,649,933
Fair value of warrants issued	1,195,886

3,845,819

The fair value of stock options granted and warrants issued pursuant to the Plan of Arrangement was determined by using the Black-Scholes option and warrant option pricing model and was determined at the time of grant.

Assumptions used to determine the fair value of the options granted and warrants issued pursuant to the Plan of Arrangement are disclosed in note 7.

Western Copper Corporation began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, statements of loss and deficit and cash flows of the related copper business of Western Silver. This information has previously been reported as Western Copper Business. The statements of loss and deficit for the three and nine months ended September 30, 2005 include the direct exploration expenses incurred on the Carmacks property and an allocation of Western Silver’s general and administrative expenses incurred in each of these years. The statements of loss and deficit for the three and nine months ended September 30, 2006 include the aforementioned allocations up to May 3, 2006 and the expenses incurred directly by Western Copper for the periods then ended.

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks and Almoloya mineral properties in each year presented as compared to the costs deferred on all mineral properties in each of these years. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver. Note: Management cautions readers of these financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses as the allocations represent only a small portion of Western Silver’s general and administrative expenses. Western Copper will have significantly higher general and administrative expenses as a separate entity.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2006

(expressed in Canadian dollars)

4	Property and equipment

			September 30,	December 31,
			2006	2005

		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$
Leasehold improvements	63,203	14,605	48,598	36,545
Office furniture and
equipment	24,486	6,257	18,229	21,943
Computer equipment	69,634	29,356	40,278	50,839

	157,323	50,218	107,105	109,327

5	Mineral properties

		Costs		Costs
		incurred		incurred
	December 31,	during	December 31,	during the	September 30,
	2004	2005	2005	period	2006
	$	$	$	$	$

Canada
Carmacks
Acquisition	4,000,000	-	4,000,000	-	4,000,000
Advance royalty	100,000	100,000	200,000	100,000	300,000

	4,100,000	100,000	4,200,000	100,000	4,300,000

Mexico
Almoloya
Acquisition	111,742	55,274	167,016	-	167,016
Exploration	42,152	14,346	56,498	-	56,498

	153,894	69,620	223,514	-	223,514

	4,253,894	169,620	4,423,514	100,000	4,523,514

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2006

(expressed in Canadian dollars)

Carmacks (100% - Yukon, Canada)

In 1989, Western Copper’s predecessor acquired 50% of the Carmacks Copper Project, which consists of mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada. Under an arrangement agreement dated May 6, 1996, Western Copper’s predecessor acquired the remaining 50% of the Carmacks Copper Project. At the time, that company was in the process of obtaining the necessary permits to commence commercial production. This process was suspended when copper prices fell below the break-even point for the project and remained at levels for which the project was not economic. Accordingly, in the year ended September 30, 2001, the property was written down to its estimated fair value of $4,000,000.

The previous owners of the property shall, at the Company’s election, retain either a 15% net profits royalty or a 3% net smelter royalty. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. The 2006 advance royalty has been accrued and will be paid January 1, 2007.

Almoloya (100% - Chihuahua, Mexico)

The Company has staked claims at the Almoloya silver prospect, northeast of the city of Parral in the state of Chihuahua, Mexico.

On July 28, 2005, the Company and Queenston Mining Inc. signed an option and joint venture agreement. Pursuant to the option and joint venture agreement, Queenston Mining Inc. can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of:

      US$200,000 to June 30, 2006;
      an additional US$300,000 on or before June 30, 2007;
      an additional US$400,000 on or before June 30, 2008; and
      an additional US$600,000 on or before June 30, 2009.

Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision at which time the Company can either elect to convert its 40% interest into a 25% participating interest or a 15% net profits royalty. If the Company elects the 25% participating interest, further preproduction and exploration costs to place the properties into commercial production shall be incurred by each party to the joint venture at participating interest rates.

To September 30, 2006, Queenston has met its exploration expenditure requirements to June 30, 2007.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2006

(expressed in Canadian dollars)

6	Share capital and contributed surplus

a)	Share capital

Authorized - Unlimited common shares without par value

Issued - 49,827,413 common shares

Western Silver Corporation received 100,000,000 Class A voting shares when it incorporated Western Copper Corporation as a wholly-owned subsidiary on March 17, 2006. The class A voting shares were redeemed at their par value of $0.0001 per Class A voting share as part of the Plan of Arrangement on May 3, 2006.

b)	Contributed surplus

Contributed surplus represents the fair value of stock options and warrants recorded over their vesting period until the instruments expire, are cancelled, or are exercised. The fair value of the stock options and warrants is transferred to share capital when the stock options or warrants expire or are exercised. In the event that stock options or warrants are cancelled, their associated fair value recorded to date is reversed in the period in which the stock options or warrants are cancelled.

The historical contributed surplus balance at May 3, 2006 includes amounts paid by Western Silver to finance its copper business since 1989, when the rights to the Carmacks property claims were acquired.

On May 3, 2006, the carrying value of Western Silver’s copper business assets transferred as a part of the Plan of Arrangement was allocated to share capital (note 2).

7	Stock options and warrants

a)	Stock options

Based on the Company’s stock option plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2006, the Company could grant an additional 2,080,573 stock options.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2006

(expressed in Canadian dollars)

A summary of the Company’s stock options outstanding at September 30, 2006 and the changes for the period then ended, is presented below:

	Nine months ended	Weighted average
	September 30,	exercise price
	2006	$
Balance outstanding – Beginning of period	-	-
Granted - pursuant to the Plan of Arrangement	2,013,168	0.88
Granted – May 16, 2006	1,470,000	2.00
Exercised	(581,000)	0.88

Balance outstanding – End of period	2,902,168	1.45

Stock options outstanding at September 30, 2006 are as follows:

	Options	Weighted
Exercise	outstanding at	average	Average remaining
price	September 30,	exercise price	contractual life
	$2006	$	(years)

0.88	1,432,168	0.88	1.75
2.00	1,470,000	2.00	4.63

	2,902,168	1.45	3.21

Of the total stock options granted and outstanding, 1,432,168 were vested and exercisable at September 30, 2006. The average exercise price of vested stock options is $0.88.

b)	Stock-based compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss, or are capitalized, over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2006

(expressed in Canadian dollars)

Stock-based compensation has been allocated to the following line items on the statement of loss:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$

Exploration and development
Carmacks	89,491	-	149,151	-
Administrative expenses
Office and administration	196,878	-	328,132	-
Promotion and travel	42,508	-	70,847	-

	328,877	-	548,130	-

The value of stock-based compensation awards is determined by using the Black-Scholes option and warrant pricing model and is determined at the time of grant. The most recent stock option grant occurred May 16, 2006. The valuation of those stock options was based on the following assumptions:

Average risk-free interest rate	2.94%
Expected dividend yield	-
Expected stock price volatility	82.6%
Expected term, in years	3.50

The valuation of the stock options granted May 3, 2006 pursuant to the Plan of Arrangement (Note 3) was based on the following assumptions:

Average risk-free interest rate	2.79%
Expected dividend yield	-
Expected stock price volatility	69.97%
Expected term, in years	2.31

c)	Warrants

A summary of the Company’s warrants outstanding at September 30, 2006 and the changes for the period then ended, is presented below:

	Nine months	Weighted
	ended	average
	September 30,	exercise price
	2006	$
Balance outstanding – Beginning of period	-	-
Issued	2,562,979	3.50

Balance outstanding – End of period	2,562,979	3.50

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2006

(expressed in Canadian dollars)

Warrants outstanding and exercisable at September 30, 2006 are as follows:

Warrants
Exercise	outstanding at	Remaining
price	September 30,	contractual life
	$2006	(years)

3.50	2,562,979	1.59

The value of warrants is determined by using the Black-Scholes option and warrant pricing model and is determined at the time of grant.

The valuation of the warrants was based on the following assumptions:

Average risk-free interest rate	2.76%
Expected dividend yield	-
Expected stock price volatility	69.97%
Expected term, in years	2.00

Option and warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted, warrants issued, or stock options or warrants vested during the period.

8	Gain on sale of marketable securities

During the nine-month period ended September 30, 2006, the Company sold its investments in Quaterra Resources Inc. and Glamis Gold Ltd for proceeds of $2,190,280 for a gain of $1,922,340. The carrying value of the Quaterra Resources Inc. shares was $267,092 when they were transferred on May 3, 2006 as part of the Plan of Arrangement (note 3). The Glamis Gold Ltd. shares were acquired on June 7, 2006 for $848. The gain on sale of marketable securities is calculated by subtracting the weighted average carrying value of the shares sold from the net proceeds received from the sale.

9	Commitments

The Company has an agreement to sublease office space which expires October 29, 2009. The total amount of payments remaining during the course of the agreement is $799,605, of which $259,331 is due over the next 12 months. The remaining $540,274 is due between October 1, 2007 and October 29, 2009.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2006

(expressed in Canadian dollars)

10	Segmented information

Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

Geographic information

All interest is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 5.

All other non-current assets are held in Canada.

11	Financial instruments

The Company’s financial instruments consist of the following items: Cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Due to the short-term nature of these instruments, the Company estimates that their carrying value approximates their fair value.

12	Supplemental cash flow information

Western Copper received working capital items as part of the Plan of Arrangement between Glamis and Western Silver (note 3). The Company did not have to expend any cash to acquire these items. Their carrying value at the time of the transfer was allocated to the appropriate line item. The contributions were accounted for as share capital.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$

Change in non-cash working capital items
Accounts receivable relating to
operations	(23,971)	-	(55,810)	-
Prepaid expenses	64,712	-	(52,288)	-
Accounts payable and accrued
liabilities relating to operations	551,676	-	728,032	-

	592,417	-	619,934	-

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2006

(expressed in Canadian dollars)

13	Subsequent event

On October 27, 2006, Western Copper and Lumina Resources Corp. (Lumina) announced that they have signed a definitive arrangement agreement (the Agreement) whereby Western Copper will acquire all the outstanding shares of Lumina. Pursuant to the Agreement, each Lumina shareholder will receive one share of Western Copper for each Lumina share held on the closing date of the transaction. Also, each Lumina stock option will be exchanged for a Western Copper stock option. The stock option terms will remain the same as those in effect with Lumina. Upon conclusion of the Agreement, Lumina will be a wholly-owned subsidiary of Western Copper and will cease to be a public company.

The transaction is expected to close November 29, 2006.

The Company anticipates that, for accounting purposes, the acquisition of Lumina constitutes an acquisition of specific assets and liabilities rather than the acquisition of a business. The purchase consideration, once finalized on closing, will be allocated to the estimated fair values of the assets acquired and liabilities assumed on the effective date of the purchase.